

Reem's Hospitality Group LLC
(the "Company")
a California Limited Liability Company

Consolidate Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Reem's Hospitality Group LLC's Management

We have reviewed the accompanying financial statements of Reem's Hospitality Group LLC (the Company) which comprise the consolidated balance sheets as of December 31, 2024 & 2023 and the related consolidated statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
February 4, 2026

REEM'S HOSPITALITY GROUP LLC
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	375,233	731,994
Accounts Receivable		15,844	53,479
Inventory		14,618	7,787
Other Current Assets		21,403	35,977
Total Current Assets		427,098	829,237
Non-Current Assets:			
Fixed Assets - Net	$	197,959	207,133
Intangible Assets		950,000	-
Right of Use Asset		416,316	498,023
Other Non-Current Assets		44,669	44,669
Total Non-Current Assets		1,608,944	749,825
TOTAL ASSETS	$	2,036,042	1,579,062
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	78,444	110,340
Accrued Expenses		91,009	86,790
Lease Liability - Short Term		83,190	81,707
Loans Payable - Current Portion		62,244	76,664
Other Current Liabilities		98,098	82,680
Total Current Liabilities	$	412,985	438,182
Non-Current Liabilities:			
Loans Payable	$	260,228	355,976
Convertible Notes		-	304,933
Lease Liability - Long Term		333,125	416,316
Total Non-Current Liabilities	$	593,353	1,077,225
TOTAL LIABILITIES		1,006,338	1,515,407
EQUITY			
Member's Equity	$	711,431	(819,481)
SAFE Notes		986,145	1,436,145
Accumulated Deficit		(667,873)	(553,008)
TOTAL EQUITY	$	1,029,704	63,656
TOTAL LIABILITIES AND EQUITY	$	2,036,042	1,579,062

See Accompanying Notes to these Unaudited Financial Statements

REEM'S HOSPITALITY GROUP LLC
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenue	$	1,948,199	1,943,993
Cost of Goods Sold		(1,847,407)	(1,741,927)
Gross Profit	$	100,793	202,065
Operating Expenses			
Advertising & Marketing	$	6,526	8,995
General and Administrative		342,591	399,337
Legal and Professional		62,256	39,833
Operating & variable Lease Expense		135,997	111,141
Depreciation		29,007	37,551
Total Operating Expenses		**576,378**	**596,857**
Total Loss from Operations	$	**(475,585)**	**(394,792)**
Other Income (Expense)			
Interest Income	$	6,316	-
Other Income		2,437	25,756
Interest Expense		(99,730)	(47,384)
Other Expenses		(35,175)	(54,022)
Total Other Expense		**(126,153)**	**(75,650)**
Net Loss	$	**(601,738)**	**(470,441)**

See Accompanying Notes to these Unaudited Financial Statements

REEM'S HOSPITALITY GROUP LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		SAFE Notes	Retained Earnings (Deficit)	Total Members' Equity
	Units	$ Amount			
Beginning balance at 1/1/23	10,000,000	(321,678)	306,638	(525,108)	(540,148)
Contribution	-	5,610	-	-	5,610
Distribution	-	(503,413)	-	-	(503,413)
Issuance of SAFE	-	-	1,129,507	-	1,129,507
Prior Period Adjustment	-	-	-	442,541	442,541
Net income (loss)	-	-	-	(470,441)	(470,441)
Ending balance at 12/31/23	10,000,000	(819,481)	1,436,145	(553,008)	63,656
Contribution	-	950,000	-	-	950,000
Distribution	-	(548,075)	-	-	(548,075)
Issuance of SAFE	-	-	325,000	-	325,000
Converted SAFE Notes	-	775,000	(775,000)	-	-
Converted Loans Payable	-	353,988	-	-	353,988
Prior Period Adjustment	-	-	-	486,873	486,873
Net income (loss)	-	-	-	(601,738)	(601,738)
Ending balance at 12/31/24	10,000,000	711,431	986,145	(667,873)	1,029,704

See Accompanying Notes to these Unaudited Financial Statements

REEM'S HOSPITALITY GROUP LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(601,738)	(470,441)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		486,873	442,541
Depreciation		29,007	37,551
Accounts Receivable		37,635	(40,113)
Inventory		(6,831)	31,260
Other Current Assets		14,574	8,388
Other Non-Current Assets		-	(30,169)
Accounts Payable		(31,896)	12,365
Accrued Expenses		4,219	(7,217)
Other Current Liabilities		15,418	32,366
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		548,999	486,971
Net Cash provided by (used in) Operating Activities	$	(52,739)	16,530
INVESTING ACTIVITIES			
Fixed Assets - Net	$	(19,833)	(108,322)
Intangible Assets		(950,000)	-
Net Cash used in Investing Activities	$	(969,833)	(108,322)
FINANCING ACTIVITIES			
Loans Payable		(110,168)	(90,139)
Convertible Notes		(304,933)	6,609
Member's Equity		1,530,913	(497,803)
SAFE Notes		(450,000)	1,129,507
Net Cash provided by Financing Activities	$	665,811	548,174
Cash at the beginning of period		731,994	275,612
Net Cash increase (decrease) for period	$	(356,761)	456,382
Cash at end of period	$	375,233	731,994

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Reem's Hospitality Group, LLC ("the Company") is a California limited liability company formed on March 29, 2018. The Company generates revenue through multiple channels, including retail and wholesale bakery operations, and is leveraging its established brand to build a nationally recognized name in consumer-packaged goods supported by multiple satellite locations anchored by a central flagship site. The Company's headquarters are in San Francisco, California, and its current customer base is concentrated in the Bay Area, with plans to expand distribution and operations throughout the United States.

The Company is conducting a Regulation CF crowdfunding campaign to raise operating capital and to launch a flagship bakery location

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financial statements of the Company include its wholly owned subsidiaries, Reem's California, LLC and Reem's CA Mission, LLC, which were formed on November 14, 2016 and October 18, 2019, respectively. All significant intercompany transactions and balances have been eliminated in consolidation.

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Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $375,233 and $731,994 in cash and cash equivalents as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. The Company evaluates the collectability of the accounts receivable on a customer-by-customer basis.

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The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2024 and 2023, the Company does not deem an allowance necessary.

As of December 31, 2024 and 2023, the accounts receivable amounts to $15,844 and $53,479, respectively.

Inventory

Inventory consisted primarily of merchandise. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory balances amounted to $14,618 as of December 31, 2024, and $7,787 as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Leasehold Improvements	5-15	224,941	223,779
Equipment	5-7	106,256	87,585
Vehicle	5	33,210	33,210
Furniture & Fixtures	5	3,641	3,641
Less Accumulated Depreciation		(170,089)	(141,082)
Totals		**197,959**	**207,133**

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Intangible Assets

Intangible assets consist of license and trademarks. Intangible assets are recorded at cost in accordance with Accounting Standards Codification ("ASC") 350, Intangibles—Goodwill and Other. These assets are considered to have indefinite lives and are not amortized. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment losses were recognized during the periods presented.

As of December 31, 2024, the carrying amounts of the intangible assets totaled $950,000 which consisted of $475,000 for patents and $475,000 for trademarks.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the following activities:

Direct-to-Consumer (DTC) Retail Sales – Food & Beverage: The Company generates revenues through Square Point of Sale at both brick-and-mortar locations and online. Payments are generally collected at the time of service or order initiation.

Wholesale Sales: The Company generates revenues through QuickBooks Online invoicing for wholesale orders. Payments are generally collected either at the time of service or on Net 30 terms, depending on the customer agreement.

Third-Party Catering Services: The Company generates revenues through third-party catering platforms, including EZ and Forkable Catering. Payments are typically collected upfront by the service provider and deposited to Reem's on a weekly or biweekly basis.

The Company's primary performance obligations are to deliver customer satisfaction on food sales and catering services.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

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General and Administrative

General and administrative expenses consist of commission, contractors, repairs and maintenance, utilities, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The entities within the consolidated group were taxed as limited liability companies in 2023, and income tax returns and related balances were prepared on that basis. Beginning in 2024, the entities elected to be taxed as a corporation, resulting in a change in tax status and corresponding change in tax reporting and accounting for the current year, with the related impact on deferred taxes recognized in income from continuing operations.

Significant Components of Deferred Tax Assets and Liabilities

	2024
Net Operating Loss Carryforwards	(31,625)
Accrued Expenses	27,157
Depreciation (difference in methods/timing)	(1,913)
Gross Deferred Tax Asset	**(6,380)**
Less: Valuation Allowance	6,380
Net Deferred Tax Asset (Liability)	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the deferred tax assets will be realized. Accordingly, the net deferred tax asset as of December 31, 2024 was zero.

Components of Income Tax Benefit

Component	**2024**
Current tax expense	-
Deferred tax expense (benefit)	(6,380)
Valuation Allowance	6,380
Net Deferred Tax Asset (Liability)	-

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

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Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On October 21, 2019, the Company's subsidiary, Reems CA Mission LLC, entered into a lease agreement with Hanhan3, LLC for a ground space, approximately 1800 square feet with basement. The term and duration of the lease was for a period of ten (10) years which commenced in October 2019 and ending in October 2029.

On July 20, 2022, the Company's subsidiary, Reem's California, LLC, entered into a retail sublease agreement with Hudson One Ferry Operating, L.P. for a ground space, approximately 588 rentable square feet located at Suite 19 of the Ferry Building in San Francisco. The term of the lease is for a period of 24 full calendar months. Under the terms of the lease agreement, the Company has no annual minimum net rent obligation, and is required to pay rent solely as a percentage of gross sales, calculated at a rate of 6% for each applicable period. As all payments under this agreement are contingent on gross sales and are not based on any index or rate, such payments are classified as variable lease payments in accordance with ASC 842. Pursuant to ASC 842, variable lease payments that are not based on an index or rate are excluded from the initial measurement of the lease liability and the corresponding right-of-use asset. As this lease contains no fixed or in-substance fixed minimum rent, no lease liability or right-of-use asset has been recognized on the consolidated balance sheet. Lease expense related to this agreement is recognized in the period in which the underlying sales occur and the lease obligation is incurred.

Shown below is the Company's lease liabilities as of December 31, 2024:

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FASB ASC 842 Footnote

	Year Ending
Lease expense	2024-12
Operating lease expense	90,000
Variable lease expense	45,997
Total	135,997

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	135,997
Weighted-average remaining lease term in years for operating leases	4.83
Weighted-average discount rate for operating leases	1.80%

Maturity Analysis	Operating
2025-12	90,000
2026-12	90,000
2027-12	90,000
2028-12	90,000
2029-12	75,000
Total undiscounted cash flows	435,000
Less: present value discount	(18,684)
Total lease liabilities	416,316

As of December 31, 2024, the lease obligations are classified as short-term and long-term, amounting to $83,190 and $333,125, respectively, and as of December 31, 2023, the amounts were $81,707 and $416,316, respectively.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes: The Company has issued several convertible promissory notes to fund its operations. The notes are convertible into membership interests in the Company upon specified conversion events occurring in 2024, in accordance with the terms of the note agreements.

Loan Payable:

On December 6, 2019, the Company entered into a term loan agreement with Pacific Community Ventures with an original principal amount of $183,000. The loan bears interest at a fixed annual rate of 9.0% and provides for

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60 scheduled payment periods, with a contractual maturity date of December 1, 2025. As of December 31, 2024 and 2023, the outstanding principal balance of the loan was $44,024 and $73,984, respectively.

On June 19, 2020, the Company's subsidiary, Reem's California, LLC, entered into an Economic Injury Disaster Loan ("EIDL") with the U.S. Small Business Administration in the original principal amount of $150,000. The loan bears interest at a fixed rate of 3.75% per annum and is payable in monthly installments of $731, including principal and interest, with any remaining principal and accrued interest due 30 years from the date of the note. The loan is secured by a security interest in substantially all business personal property of the Company, as defined in the related security agreement. As of December 31, 2024 and 2023, the outstanding principal balance of the EIDL loan was approximately $150,000.

On June 23, 2020, the Company entered into an interest-free loan agreement with ICA in the principal amount of $50,000. The loan bears interest at a rate of 0.00% per annum and is payable in monthly installments over a term of 48 months, with a contractual maturity date of June 1, 2024. As of December 31, 2023, the outstanding balance of the loan was $8,333. In 2024, the loan was fully repaid and no outstanding balance remained as of the applicable reporting date.

On August 2, 2021, the Company's subsidiary, Reem's CA Mission LLC, entered into a loan agreement with **Main Street Launch** with an original principal amount of approximately $44,150. The loan bears interest at an implied annual rate of approximately 3.6%. Repayment commenced on September 1, 2021 and continues in equal monthly installments through the contractual maturity date in November 2026. As of December 31, 2024 and 2023, the outstanding liability was $16,955 and $26,837, respectively.

On October 21, 2022, the Company entered into a funding agreement with **inKind** and recorded a financing liability of $150,000. The agreement does not bear a stated interest rate. The obligation is presented as a financing liability within loans payable and is reduced as guests redeem inKind credit at the Company's restaurants through the inKind app, at which point the Company recognizes revenue in accordance with its revenue recognition policy. As of December 31, 2024 and 2023, the outstanding financing liability was $104,410 and $129,142, respectively.

On October 3, 2023, the Company entered into a loan agreement with **Square Capital** in the principal amount of $30,000. The loan carries a fixed loan fee of $4,455 in lieu of a stated interest rate and is repaid through automatic deductions equal to 6.75% of the Company's daily card sales, subject to a required 60-day minimum payment, until the total principal and loan fee are paid in full. The loan is subject to customary terms and conditions for merchant cash advance–style products, including a fixed repayment structure based on card sales activity, automatic payment processing, and provisions for late or insufficient payments. As of December 31, 2023, the outstanding principal and fee balance of the loan was $23,947. In 2024, the loan was fully repaid and no outstanding balance remained as of the applicable reporting date.

On February 8, 2021, the Company entered into a vehicle financing agreement with **Lentegrity** Auto Finance to fund the purchase of a vehicle utilized in its operations. The loan had an original principal amount of $26,793.60 and bears interest at a fixed annual percentage rate calculated using the daily simple interest method. The loan is secured by the financed vehicle and is subject to customary auto finance terms and conditions, including requirements to maintain adequate insurance coverage and the assessment of late charges on past-due amounts. As of December 31, 2024 and 2023, the outstanding liability was $10,070 and $14,612, respectively.

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Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Convertible Notes	210,000			-	-	-	-	304,933	304,933
Loan 1	183,000	9.00%	2025	44,024	-	44,024	29,960	44,024	73,984
Loan 2	150,000	3.75%	2050	-	147,013	147,013	-	155,785	155,785
Loan 3	50,000	-	2024	-	-	-	8,333	-	8,333
Loan 4	44,150	3.60%	2026	8,150	8,805	16,955	9,882	16,955	26,837
Loan 5	150,000	-	-	-	104,410	104,410	-	129,142	129,142
Loan 6	30,000	-	2024	-	-	-	23,947	-	23,947
Auto Loan	26,794	Simple interest	2025	10,070	-	10,070	4,542	10,070	14,612
Total				62,244	260,228	322,472	76,664	660,909	737,573

NOTE 6 – EQUITY

The Company is organized as a limited liability company, whereby the financial liability of its Members for the Company's obligations is limited to the amount of capital each Member has contributed.

A summary of the Company's capital structure as of December 31, 2024 and 2023 is presented below.

Members Name	Units	Ownership
Reem Assil	8,871,012	89%
Others	1,128,988	11%
Total	10,000,000	100%

Simple Agreements for Future Equity (SAFE)

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. The total amount of the SAFES are $986,145 and $1,436,145 as of December 31, 2024 and 2023, respectively.

Management has evaluated the SAFEs in accordance with the applicable accounting guidance and concluded that the instruments meet the criteria for equity classification rather than liability classification. This

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determination is based on the fact that the Company is not contractually obligated to repay the instruments in cash and that settlement is expected to occur through the issuance of equity. Accordingly, the SAFEs are presented within members' equity on the consolidated balance sheets, and no recurring fair value remeasurement is recognized.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 4, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.